UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Newcastle Investment Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

65105M108
(CUSIP Number)

JOSHUA E. SCHECHTER
302 South Mansfield Avenue
Los Angeles, California 90036

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,771,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,771,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,771,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,771,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,771,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,771,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,771,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,771,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,771,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,771,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 180,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,372,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,372,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

* Includes 1,420,649 Shares owned directly.

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,500
	8	SHARED VOTING POWER 8,500
	9	SOLE DISPOSITIVE POWER 62,500
	10	SHARED DISPOSITIVE POWER 8,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 8,500 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

CUSIP NO. 65105M108

The following constitutes Amendment No. 2 the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 2,771,351 Shares owned directly by BLR Partners is approximately $12,853,878, including brokerage commissions.  The aggregate purchase price of the 180,000 Shares owned directly by Radoff Foundation is approximately $871,229, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,420,649 Shares directly owned by Mr. Radoff is approximately $6,579,754, including brokerage commissions.

The Shares beneficially owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 71,000 Shares beneficially owned by Mr. Schechter, including the 8,500 Shares directly owned by his spouse, is approximately $329,801, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 2, 2016, the Reporting Persons entered into a Settlement Agreement (the “Settlement Agreement”) with the Issuer. Pursuant to the Settlement Agreement, Clifford Press, a candidate identified by the Reporting Persons, has been appointed to the Issuer’s Board of Directors (the “Board”), effective immediately. Mr. Press will stand for election at the Issuer’s 2016 annual meeting of stockholders as a Class III director with a term expiring at the Issuer’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”).  Concurrent with his appointment to the Board, the Issuer appointed Mr. Press as a member of the Nominating and Corporate Governance Committee of the Board.

Pursuant to the Settlement Agreement, the Reporting Persons agreed to appear in person or by proxy at each annual or special meeting of stockholders held during the Standstill Period (as defined below) and vote all Shares they beneficially own in accordance with the Board’s recommendation on all matters presented to the stockholders; provided that if the recommendation of Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co., LLC (“Glass Lewis”) differs from the Board's recommendation (other than with respect to the election of directors), the Reporting Persons have the right to vote in accordance with the recommendation of ISS or Glass Lewis with respect to such matters. In addition, from the date of the Settlement Agreement until thirty (30) days prior to the deadline for the submission of stockholder nominations for directors for the 2017 Annual Meeting (the “Standstill Period”), the Reporting Persons have agreed to certain customary standstill restrictions. Further, Mr. Press has agreed to resign from the Board in the event that any Reporting Person takes any action with any third party in connection with conducting, or otherwise commences, a proxy contest with respect to the 2017 Annual Meeting or provides the Issuer with a notice of nomination of director(s) for the 2017 Annual Meeting.

CUSIP NO. 65105M108

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 66,486,652 Shares outstanding as of October 26, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2015.

A.	BLR Partners

(a)	As of the close of business on February 3, 2016, BLR Partners beneficially owned 2,771,351 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,771,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,771,351
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 2,771,351 Shares owned by BLR Partners.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,771,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,771,351
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 2,771,351 Shares owned by BLR Partners.

Percentage: Approximately 4.2%

CUSIP NO. 65105M108

(b)	1. Sole power to vote or direct vote: 2,771,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,771,351
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 2,771,351 Shares owned by BLR Partners.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,771,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,771,351
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 2,771,351 Shares owned by BLR Partners.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,771,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,771,351
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of BLR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Radoff Foundation

(a)	As of the close of business on February 3, 2016, Radoff Foundation beneficially owned 180,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 180,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 180,000
4. Shared power to dispose or direct the disposition: 0

(c)	Radoff Foundation has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 65105M108

G.	Mr. Radoff

(a)
As of the close of business on February 3, 2016, Mr. Radoff directly owned 1,420,649 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 2,771,351 Shares owned by BLR Partners and (ii) 180,000 Shares owned by Radoff Foundation.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 4,372,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,372,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff and on behalf of BLR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Mr. Schechter:

(a)	As of the close of business on February 3, 2016, Mr. Schechter beneficially owned 71,000 Shares, including 8,500 Shares directly owned by his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 62,500
2. Shared power to vote or direct vote: 8,500
3. Sole power to dispose or direct the disposition: 62,500
4. Shared power to dispose or direct the disposition: 8,500

(c)	The transactions in the Shares by Mr. Schechter during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 2, 2016, the Reporting Persons entered into the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement, dated February 2, 2016.

CUSIP NO. 65105M108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2016

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 65105M108

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 65105M108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR PARTNERS LP

56,038	4.3614	12/04/2015
31,862	4.2545	12/07/2015
70,000	4.2282	12/08/2015
(81,018)	4.1275	12/15/2015
(33,226)	4.1545	12/16/2015
(7,195)	4.0418	12/17/2015
(4,700)	4.0702	12/17/2015
(35,000)	4.0510	12/18/2015
(26,803)	4.1143	12/21/2015
(48,501)	4.0046	12/23/2015
(32,232)	4.1067	12/24/2015
(20,000)	4.0300	12/28/2015
(24,062)	4.1655	01/06/2016
99,088	2.7274	01/20/2016

BRADLEY L. RADOFF

58,462	4.2282	12/08/2015
20,187	3.8331	12/14/2015
(60,000)	4.1275	12/15/2015
(15,000)	4.0510	12/18/2015

JOSHUA E. SCHECHTER

10,000	3.8598	12/14/2015